
Mail Stop 3720

January 18, 2008

Via U.S. Mail

Mr. Joseph M. Leone
Vice Chairman and Chief Financial Officer
CIT Group, Inc.
505 Fifth Avenue
New York, NY 10017

> **RE: CIT Group, Inc.**
> **Form 10-K for the Year ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 001-31369**

Dear Mr. Leone:

We have reviewed your supplemental response letter dated December 12, 2007 as well as your filing and have the following comments. As noted in our comment letter dated September 18, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1. We note your responses to our comments in your letter dated December 12, 2007 however, we are unclear regarding the extent and nature of the disclosures that you will be providing in your future filings. Please advise us and provide us a copy of the disclosure that you anticipate making in your 2007 Form 10-K. In addition, please address the following items in your disclosures.

   We believe how you valued your loan receivable portfolio initially upon the reclassification to HFS and how you subsequently valued it when determining LOCOM is critical information that should be clearly and fully explained to readers in a comprehensive manner so that their understanding of your decisions, methods, and assumptions is comparable to yours. In addition to providing a general description of the valuation models and methodologies utilized by management, you should identify each of the key inputs that had the greatest impact on the valuations, along with the assumptions that you have assumed, and the impact of reasonably likely changes to these assumptions, and what the impact to the valuations would have been if you used those reasonably likely changed assumptions.

Further, if material, the impact of accreting the LOCOM discount on your results of operations should be clearly disclosed in MD&A. It should also be transparent to readers of your MD&A how decisions made by management with respect to the residential mortgage portfolios, including your valuations, have impacted current results of operations and how they will impact future results of operations.

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Please respond to the above comments within 10 business days or tell us when you will provide us with a response. Please submit your correspondence over EDGAR. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director